

April 9, 2013

Via U.S. Mail
Mr. Luis Francisco Saenz
President, Chief Executive Officer, and Director
Li3 Energy, Inc.
Marchant Pereira 150 Of. 803
Providencia, Santiago de Chile
Chile

>   **Re: Li3 Energy, Inc.**
>   **Post-Effective Amendment 1 to Registration Statement on Form S-1**
>   **File No. 333-175329**

Dear Mr. Saenz:

    We reviewed your letter of correspondence dated April 4, 2013 and we have the following comment.

<u>General</u>

1. We note your response to comment one in our letter dated March 13, 2013. Please revise your prospectus disclosure to describe the impact of a possible Section 5 violation. For example, please reflect the amount subject to possible rescission on your financial statements, describe the matter in a note to the financial statements, add risk factor disclosure, and provide MD&A disclosure.

    You may contact Edward M. Kelly, Esq. at (202) 551-3728 or me at (202) 551-3397 if you have any questions.

>   Sincerely,
>
>   /s/ Jay Ingram
>
>   Jay Ingram
>   Legal Branch Chief

cc: <u>Via E-Mail</u>
       Richard I. Anslow, Esq.
       Anslow & Jaclin LLP
       195 Route 9 South, Suite 204
       Manalapan, NJ 07726